U.S. SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, DC 20549

                                         FORM 12b-25

                              Commission File No. 333-133575

                                NOTIFICATION OF LATE FILING

                                       (Check One):

 [X] Form 10-K   [ ] Form 20F   [ ] Form 11K   [ ] Form 10-Q   [ ] Form N-SAR

                          For Period Ended:  February 28, 2009
                                    -----------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  PTM Publications Incorporated

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

E-2-14 Block E, Plaza Damas,Jalan Hartamas 1, Sri Hartamas

City, State and Zip Code: Kuala Lumpur, Malaysia 50480

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K could not be filed within the prescribed time period. PTM Publications Incorporated (the "Company"), is still working with its auditors to finalize its consolidated financial statements for the fiscal year ended February 28, 2009. Management deems it necessary that additional time is required in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Annual Report on Form 10-K. Management anticipates the filing of its Annual Report on Form 10-K within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jasmin Bin Omar Jayaseela, Principal Executive Officer, (603) 525-3380

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answeris no, identify report(s).
 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

PTM Publications Incorporated, a Nevada corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 31, 2009

By: /s/ Jasmin Bin Omar Jayaseelan
President/Chief Executive Officer